SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2004

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

Commission file number: 333-30528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Sigma-Aldrich Corporation 401(k) Retirement Savings Plan

Trustee	–	Fidelity Management Trust Company

ERISA	–	Employee Retirement Income Security Act of 1974

Company	–	Sigma-Aldrich Corporation

Plan Administrator	–	Sigma-Aldrich Corporation

IRC	–	Internal Revenue Code

KPMG LLP

Suite 900

10 South Broadway

St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Trustee

Sigma-Aldrich Corporation

401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for each of the years then ended and the supplemental schedule referred to below. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri

June 6, 2005

KPMG LLP, a U.S. limited

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments	$181,524,861	159,726,086
Loans to participants	4,638,684	4,184,307

Total assets	186,163,545	163,910,393
Liabilities:
Excess contributions payable to participants	(1,856)	(27,809)

Net assets available for plan benefits	$186,161,689	163,882,584

See accompanying notes to financial statements.

2

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to net assets attributed to:
Contributions:
Employee contributions	$11,635,451	10,695,817
Employer contributions	6,082,357	5,793,257
Rollovers	1,437,551	764,137

Total contributions	19,155,359	17,253,211

Dividends	3,468,947	1,919,664
Interest	414,320	389,829
Net appreciation in fair value of investments	9,732,561	22,399,199

Total gain from investments	13,615,828	24,708,692

Total additions	32,771,187	41,961,903

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	(10,465,127)	(7,213,491)
Administrative expenses	(26,955)	(26,594)

Total deductions	(10,492,082)	(7,240,085)

Increase in net assets available for plan benefits	22,279,105	34,721,818
Net assets available for plan benefits, beginning of year	163,882,584	129,160,766

Net assets available for plan benefits, end of year	$186,161,689	163,882,584

See accompanying notes to financial statements.

3

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA. In 2004, the Plan was amended to allow for participation of eligible employees of Tetrionics, Inc., which was acquired by the Plan Sponsor in 2004.

(b)	Vesting

Participants are always fully vested in participant contributions. The Company’s matching contribution for participants becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(c)	Contributions

Employees not considered highly compensated may contribute 1% – 75% of eligible earnings, not to exceed the IRS dollar limitation. Employees that are highly compensated (defined as employees receiving compensation greater than $90,000) may contribute 1% – 15% of their eligible earnings, not to exceed the IRS dollar limitation. The Company contributes a match that equals 60% of the first 6% of the deferral percentage times the participant’s compensation. Catch-up contributions are not eligible for matching. The Company also makes a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter.

In 2004, the Plan was amended to state that any employee hired after August 1, 2004 shall be deemed to have elected to make a salary deferral of 6% of compensation effective on the date which the employee is first eligible to participate in the Plan, unless the employee files a written election before this date.

(d)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined periodically by the retirement savings committee. Principal and interest payments are made by participants through payroll deductions.

4	(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Payment of Benefits

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required to meet the immediate need created by the hardship and must not be reasonably available from other means.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments are recorded at fair market values, as determined by the Trustee, using available current market information.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by the Trustee in accordance with the various fund objectives. The Plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

(d)	Administrative Expenses

Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

(e)	Forfeitures

Forfeitures of $238,073 and $314,239 in 2004 and 2003, respectively, were used to reduce Company contributions.

5	(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund have been reported to the Plan by the Trustee.

(4)	Tax Status

The Internal Revenue Service issued a favorable determination letter dated July 30, 2004 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(6)	Investments

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	December 31
	2004	2003
Fidelity Growth and Income Fund	$46,789,826	42,912,191
Fidelity Blue Chip Growth Fund	40,225,173	39,283,383
Fidelity Retirement Money Market Fund	17,863,385	19,031,253
Fidelity Balanced Fund	20,761,155	18,077,671
Fidelity Intermediate Bond Fund	11,986,389	11,990,085
Other	43,898,933	28,431,503

Total	$181,524,861	159,726,086

During 2004 and 2003, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,732,561 and $22,399,199, respectively, as follows:

	2004	2003
Mutual funds	$9,253,803	21,345,199
Sigma-Aldrich company stock	478,758	1,054,000

	$9,732,561	22,399,199

6	(Continued)

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

As of December 31, 2004 and 2003, investments include 111,024 shares and 104,809 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $6,712,511 and $5,992,979, respectively.

7

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Market value
Mutual funds:
Fidelity Retirement Money Market Fund *	$17,863,385
Fidelity Intermediate Bond Fund *	11,986,389
Fidelity Balanced Fund *	20,761,155
Fidelity Growth and Income Fund *	46,789,826
Fidelity Blue Chip Growth Fund *	40,225,173
Fidelity Low Price Stock Fund *	4,352,100
Fidelity Diversified International Fund *	7,844,755
Fidelity Freedom Income Fund *	944,105
Fidelity Freedom 2000 Fund *	978,820
Fidelity Freedom 2005 Fund *	95,434
Fidelity Freedom 2010 Fund *	2,413,104
Fidelity Freedom 2015 Fund *	338,920
Fidelity Freedom 2020 Fund *	3,209,160
Fidelity Freedom 2025 Fund *	348,551
Fidelity Freedom 2030 Fund *	5,359,298
Fidelity Freedom 2035 Fund *	283,489
Fidelity Freedom 2040 Fund *	735,888
Spartan U.S. Equity Index Fund*	3,826,573
Fidelity Sm-Cap Stock Fund *	2,153,872
Fidelity Mid-Cap Stock Fund *	3,920,412
Sigma-Aldrich Company Stock Fund *	7,094,452
Loans (range of interest rates 4.5% – 10.0%)	4,638,684

$186,163,545

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

8

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Larry D. Roeder
Larry D. Roeder, Director of Treasury &
Benefits
June 27, 2005

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm